
Marste, LLC
Statements of Changes in Members' Equity
From December 31, 2018 to December 31, 2020
(Unaudited)


	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2018	$ -	$ -	$ -
Members' capital contribution	9,447		9,447
Net loss	$ -	$ (9,447)	$ (9,447)
Balance, December 31, 2019	9,447	(9,447)	-
Members' capital contribution	1,495		1,495
Net loss		(1,495)	(1,495)
Balance, December 31, 2020	$ 10,942	$ (10,942)	$ -